CHURCHILL CAPITAL CORP. X

640 Fifth Avenue, 14th Floor

New York, NY 10019

May 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Ruairi Regan

Jeffrey Gabor

Re:	Churchill Capital Corp X

Registration Statement on Form S-1

Filed April 28, 2025, as amended

File No. 333-286799

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Churchill Capital Corp X hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, May 13, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP